SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                            Date: September 08, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

         Registrant's telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X             Form 40-F
                                ---                       ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                       No   X
                               ---                      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         On September 08, 2003, OJSC Rostelecom (the "Company") filed "Report on Material Facts (Events and Actions) Affecting Financial and Economic Activity of the Issuer" (the "Material Facts Report") with the Russian Federal Commission for the Securities Market ("FCSM") as required by the Russian Federation's securities legislation.

         The requirements for the contents of the Material Facts Report and criteria for the information to be disclosed in the Material Facts Report are established by the laws and regulations of the Russian Federation and, in particular, the requirements of the FCSM. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

         Terms used in the Material Facts Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

         For any questions concerning the Material Facts Report, contact Olga V. Mokhoreva, head of the Securities Department of the Company, by phone at +7
(095) 973-9940, by facsimile at +7 (095) 787-2850 or by e-mail at
mokhoreva@hq.rt.ru.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    September 08, 2003         By:     [signed]    Petr Debrianski
                                        -----------------------------------
                                    Name: Petr Debrianski
                                    Title: Deputy Finance Director

                                  EXHIBIT INDEX



The following exhibits has been disclosed as part of this Form 6-K:


Exhibit Number            Description

         1. English translation of the Material Facts Report filed by the Company with the Russian Federation Commission for the Securities Market (Code of fact (event, action):
                                    0300124A04092003).

                                                                       Exhibit 1



Information on material fact (event, action) affecting financial and economic activity of the issuer


Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom

Place of location: 5 Delegatskaya St., 127091, Moscow
Issuer's code: 00124-A

Date of fact (event, action): September 09, 2003
Code of fact (event, action): 0300124A04092003

Full name of the legal entity, which share in the issuer's equity capital has been changed: Non-for-Profit partnership National Depositary Centre

Location of the legal entity: 1/13 Sredniy Kislovskiy Bystreet, building
4, Moscow, 125009
Postal address of the legal entity: 1/13 Sredniy Kislovskiy Bystreet, Moscow, 125009
Share of the legal entity in the issuer's equity capital before the change:
14,898% (number of shares: 144 738 222).
Share of the legal entity in the issuer's equity capital after the change:
15.215% (number of shares: 147 817 923).

Date of change: September 04, 2003



Deputy General Director -
Finance Director        [signed and sealed]         Vladimir I. Androsik